Exhibit 12
Shareholder Proposal
PROPOSAL
WHEREAS:
Magna Entertainment Corp. (“MEC”) has lost money since 2001.
MI Developments Inc. (“MID”) has made substantial loans to MEC.
In 2005, Greenlight Capital proposed disposing of MID’s interest in MEC. Over 92% of Class A shares supported the proposal. Mr. Stronach defeated it using his super-voting shares.
MID’s Board declined to recommend the proposal and instead adopted its own additional recommendations (“Board Plan”), including:
•	steadily increasing MID’s leverage over time so that by 2009 MID’s debt to capitalization ratio in respect of its real estate business is 35%;

•	steadily increasing dividends over time based on certain factors like FFO;

•	having MID opportunistically repurchase its shares.
The Board also:
•	determined that MID should consider providing short-term liquidity to MEC;

•
directed management to maximize the return on MID’s current and future investments in MEC by examining the funding necessary for MEC’s strategic plan, stabilizing MEC’s capital structure, and assessing all reasonable financing alternatives for MEC.

MID has not implemented the Board Plan. MID has:
•
not steadily increased its debt to capitalization ratio to 35% (28% targeted for 2007), but instead has only increased its debt to capitalization ratio from 14% to 15% solely to provide funding to MEC;

•	not increased the dividend once since the 2005 shareholder meeting (“Meeting”);

•	only repurchased 1,660,800 shares (about 3.5%) since the Meeting;

•	not maximized the return on MID’s investment or established a stable capital structure for MEC;

•	continued to fund MEC, growing debt due from MEC from $26 million to $237 million, on a long-term basis rather than a promised short-term basis.
RESOLVED, that MID forthwith implement the Board Plan.
In 2005, the Board adopted the Board Plan as their alternative for creating long-term shareholder value. However, the Board has failed to implement it and shareholder value has suffered.
Since the Meeting, MID’s stock price has dropped 24%, and MEC’s stock price has fallen 90%. The value of MID’s investment in MEC has plummeted. MEC’s financial prospects have become dire and MID has substantially increased its exposure by lending MEC more money. It is questionable whether MEC is any longer a strategic asset of MID or whether MEC can continue as a going concern. Something must be done to enhance MID’s long-term value, and to resolve MID’s investment in MEC.
Greenlight is a long-term shareholder (since the spin-out in August 2003) that is calling on the Board to implement its own proposals to increase shareholder value. Greenlight believes that the Board Plan is far superior to MID’s actions since 2005. MID has not materially grown its real estate portfolio, added leverage, returned capital to shareholders or improved the circumstances around its investment in MEC. Such failure has made MID vulnerable to a discounted, coercive “going private” takeover attempt by Magna or another Stronach-controlled entity. Greenlight is asking the Board and management to live up to their own words and implement their own plans.
Greenlight urges shareholders to vote in favour of this proposal.